SD 3/22/04

Uf 3-17-04

UNI
SECURITIES AND
Washi

04003864

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004 WASH. D.C. 158

SEC FILE NUMBER
8-50338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Unibanco Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Bethlem 212-207-9418
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

OB 3-29

AFFIRMATION

I, William Bethlem, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Unibanco Securities Inc. (the "Company") for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/04
Date

President
Title

Subscribed and Sworn to before me
on this 25th day of February, 2004

Notary Public

ALICE G. GIMENES
Notary Public, State of New York
No. 01GI6075791
Qualified in New York County
Commission Expires June 10, 2006

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholder of
Unibanco Securities Inc.

We have audited the accompanying statement of financial condition of Unibanco Securities Inc. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Unibanco Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2004

UNIBANCO SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 821,830
RECEIVABLE FROM CLEARING BROKER	158,880
FURNITURE, OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS— At cost, less accumulated depreciation and amortization of $251,195	168,235
RECEIVABLE FROM AFFILIATES	187,974
OTHER RECEIVABLES	7,156
TOTAL ASSETS	$1,344,075

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 178,231
Payable to affiliate	71,333
	249,564
LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,000,000
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—1,500 shares authorized, issued an outstanding	15
Additional paid-in-capital	2,499,985
Accumulated deficit	(2,405,489)
TOTAL STOCKHOLDER'S EQUITY	94,511
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,344,075

See notes to statement of financial condition.

UNIBANCO SECURITIES INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unibanco Securities Inc. (the "Company"), a Delaware Corporation, is a wholly-owned subsidiary of UBB Holding Company, Inc. ("UBB"), a Delaware Corporation (wholly-owned subsidiary of Unipart Participações Internacionais Ltd) ("Unipart"), whose ultimate parent is Unibanco - União de Bancos Brasileiros S.A. (the "Parent Company"), a banking corporation incorporated under the laws of Brazil.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts as a broker for institutional customers located in the U.S., Canada, Brazil and the United Kingdom primarily in Brazilian and other foreign securities.

Basis of Presentation—The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions—Transactions in securities are recorded on a trade date basis.

Cash—The Company's cash consists primarily of a bank account at a U.S. financial institution.

Fixed Assets—Computer hardware and software are carried at cost and depreciated on a straight-line basis using an estimated useful life of two years. Office equipment is carried at cost and depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Clearing Arrangements—Pursuant to an agreement between the Company and its correspondent clearing broker, all securities transactions, except those executed on the Brazilian stock exchange, effected by the Company were introduced and cleared on a fully disclosed basis through a U.S. correspondent clearing broker. Securities transactions executed on the Brazilian stock exchange are executed by Unibanco Corretora de Valores Mobiliarios S.A., an affiliate.

Uses of Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

2. NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2003. The disclosure requirements were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal year 2003 with no material impact on the statement of financial condition.

The Company has adopted the applicable provisions of several new accounting pronouncements, none of which has a material impact on the Company's statement of financial condition. These pronouncements include Statement of Financial Accounting Standards ("SFAS") No. 149, which amends SFAS No. 133 in accounting for and disclosure of derivatives, and SFAS No. 150, which clarifies accounting for financial instruments that have characteristics of both debt and equity, and FASB Interpretation No. 46R, which clarifies when an entity should consolidate another entity when that entity is deemed to be a "variable interest entity".

3. RELATED PARTY TRANSACTIONS

During 2003, the Company entered into an agreement to provide business advisory services, primarily research on the U.S. capital market environment, the U.S. demand for Brazilian equity and fixed income securities and other economic factors and trends in the U.S., to Unibanco União de Bancos Brasileiros SA – Nassau Branch, an affiliate.

During 2003, the Company entered into an agreement to provide fixed income distribution activities to Unibanco Securities, Limited., an affiliated broker-dealer in the United Kingdom.

The company executes and clears all securities transactions on the Brazilian stock exchange through an affiliate. Receivables from affiliates of $187,974, represents commissions receivable and service fees from affiliates on securities transactions were fully paid in February 2004. Other receivables from affiliates in the amount of $113,619 were written off under new agreements entered into during 2003.

4. INCOME TAXES

For federal purposes, the Company is included as part of a consolidated tax return filed by UBB. Deferred taxes are calculated on temporary differences related to assets and liabilities of each member. The Company files its own state and local tax returns.

As of December 31, 2003 there were approximately $2 million in federal, New York State and New York City net operating loss ("NOL") carryforwards for tax purposes.

The Company follows of SFAS No.109. "Accounting for Income Taxes," which requires that net deferred tax assets be recognized immediately unless it is more likely than not that the tax benefits will not actually be realized some time in the future.

As of December 31, 2003, the Company had gross deferred tax assets of approximately $984,949, primarily due to federal, state and local NOL carryforwards, which have been fully offset by a valuation allowance. The NOL carryforwards will expire through 2023. During the current year, the valuation allowance increased by approximately $93,576 due to the taxable loss generated for federal, state and local purposes and certain other adjustments. The valuation allowance was established based on the opinion of management that it is more likely than not the tax benefits of the deferred asset will not be utilized in future years.

5. COMMITMENTS AND CONTINGENCIES

The company rents office space under operating leases terminating in September 2008. The following is a schedule for future minimum lease payments under noncancelable lease agreements:

Year Ending December 31	
2004	$ 323,640
2005	323,640
2006	323,640
2007	323,640
2008	242,766
	$1,537,326

6. EMPLOYEE BENEFIT PLAN

All full-time employees of the Company, after being employed for a period of one year, are eligible to participate in the Company's 401(k) Plan (the "Plan") which qualifies under Section 401(k) of the Internal Revenue Code. Under the terms of the Plan, participants could elect to defer up to $12,000 for the calendar year 2003. The Company provides a matching contribution of 100% of the first 5% contributed by each participant.

7. LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 30, 2002, the Company entered into a cash subordination agreement in the amount of $1,000,000 with an affiliate that expires on January 6, 2006. The cash subordination agreement bears interest at a fixed rate of 3% per year.

Pursuant to SEC Regulations and approval from the NASD, the subordinated borrowing is treated as available capital in computing net capital under the SEC's Uniform Net Capital Rule.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $671,082, which was
$571,082 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was .37 to 1.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Unibanco Securities Inc.
65 East 55th Street
New York, New York 10022

In planning and performing our audit of the financial statements of Unibanco Securities Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the stockholder, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP